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SEC FILE NUMBER
0-27207

CUSIP NUMBER
92849Q401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Vitria Technology, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
945 Stewart Street

Address of Principal Executive Office (Street and Number)
Sunnyvale, CA 94085

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Vitria has been unable to complete its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time because of delays in completing testing required by Section 404 of the Sarbanes-Oxley Act of 2002. This delay was due to a change in Sarbanes-Oxley consultants late in the year and additional internal control procedures documentation and testing required under Section 404 of the Sarbanes-Oxley Act of 2002. As a result Vitria could not complete the Form 10-K by the required deadline without unreasonable effort and expense. Vitria expects to file its Form 10-K on or before March 31, 2006 (the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael D. Perry	408	212-2700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vitria’s results of operations to be reflected in the financial statements in the Form 10-K will be consistent with the financial statements attachment hereto. Vitria’s net revenues for the year ended December 31, 2005 were $53.7 million compared with $61.9 million for the year ended December 31, 2004. Vitria’s net loss for the year ended December 31, 2005 was $12.1 million, or $0.36 per share based on approximately 33.5 million diluted shares compared with a net loss of $15.9 million or a loss of $0.48 per share based on approximately 33.1 million diluted shares outstanding for the year ended December 31, 2004.

Vitria Technology, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Date	March 15, 2006	By	/s/ Michael D. Perry

Vitria Technology, Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	December, 31	December, 31
	2005	2004

Assets
Current assets
Cash and cash equivalents	$26,503	$32,106
Short-term investments	34,979	46,457
Accounts receivable, net	7,846	10,529
Other current assets	2,181	1,880

Total current assets	71,509	90,972

Property and equipment, net	1,136	1,053
Other assets	743	872

Total assets	$73,388	$92,897

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$1,051	$1,777
Accrued payroll and related	3,059	4,186
Accrued liabilities	4,184	4,086
Accrued restructuring expenses	3,460	6,091
Deferred revenue	10,242	11,082

Total current liabilities	21,996	27,222

Long-term liabilities
Accrued restructuring expenses	3,960	7,332
Other long-term liabilities	1,330	750

Total long-term liabilities	5,290	8,082

Stockholders’ Equity
Common stock	34	33
Additional paid-in capital	276,128	275,366
Unearned stock-based compensation	(271)	—
Accumulated other comprehensive income	515	382
Accumulated deficit	(229,808)	(217,692)
Treasury stock	(496)	(496)

Total stockholders’ equity	46,102	57,593

Total liabilities and stockholders’ equity	$73,388	$92,897

Vitria Technology, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share information)

		Year Ended
		December 31,
	2005	2004	2003

	(unaudited)	*	*
Revenues
License	$13,261	$14,947	$30,089
Service and other	40,423	46,938	50,630

Total revenues	53,684	61,885	80,719

Cost of revenues
License	1,388	667	614
Service and other	20,071	23,635	23,857

Total cost of revenues	21,459	24,302	24,471

Gross profit	32,225	37,583	56,248

Operating expenses
Sales and marketing	18,222	21,990	39,773
Research and development	16,609	17,507	18,249
General and administrative	10,051	13,316	13,176
Stock-based compensation	126	354	423
Restructuring charges	746	1,052	16,117

Total operating expenses	45,754	54,219	87,738

Loss from operations	(13,529)	(16,636)	(31,490)

Other income, net	1,668	1,235	1,203

Net loss before income taxes	(11,861)	(15,401)	(30,287)

Provision for income taxes	255	493	594

Net income (loss)	$(12,116)	$(15,894)	$(30,881)

Basic and diluted net income (loss) per share	$(0.36)	$(0.48)	$(0.95)

Weighted average shares used in calculating basic and diluted net income (loss) per share	33,487	33,069	32,626

*	Derived from audited financial statement